Exhibit 99.1

Roan Holdings Group Co. Announces Agreement to Jointly Set Up Consumer Payment Technology Joint Venture to Advance Growth Strategies Targeting Lifestyle Consumer Services Sector

HANGZHOU and BEIJING, China, September 30, 2021 /PRNewswire/ -- Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) (OTC Pink: RAHGF and RONWF), a provider of diversified solutions in financial, insurance and healthcare related products and management services, today announced that the Company has signed a cooperation agreement (the “Agreement”) with Shenzhen Harvest Business Limited Liability Co. (“Harvest”), a leading consumer reward rights and interests system operator in China, to jointly set up a consumer payment technology joint venture (the “Target”) that offers lifestyle consumer services including cross-platform clearing and settlement services for consumer reward rights and interests.

Pursuant to the Agreement, the Target will be engaged in offering clearing and settlement solutions for cross-platform consumer reward points via expanding and promoting the clearing and settlement system to financial and insurance institutions such as banks, insurance and securities firms, as well as to major telecom services providers. Roan, with the Company’s resources in culture, travel and consumer sectors, will be in charge of the Target’s management and setting up key development strategies. Harvest will provide technology support in research and development, technology upgrading, system operation and maintenance for the Target, which will be registered in Hangzhou city, China, with a registered capital of RMB5 million. The two parties will work together to expand the Target’s business in China and to overseas markets.

Roan and affiliated partners will hold a 75% stake in the Target via cash investment. Harvest will hold the remaining 25% interest by authorizing exclusive right to use its relevant technology patents and achievements to the Target, according to the Agreement. Harvest is one of the few companies in China that standardize the conversion process for consumer coupons and reward points under different systems and institutions, that recycles ‘zombie’ consumer reward points, combine payment with cash and consumer credits across diverse platforms, help expand usage of reward points for commercial clients via its core system and payment technologies that have been developed over the past 8 years. Harvest is also one of the few third-party service providers that gains access to China Union Pay’s payment ecosystem.

To support the Target’s development, the two parties have also agreed that within no more than 12 months, the Target will invest 40% net monthly income in Harvest, to finance for the latter’s technology R&D, as per the Agreement.

Mr. Junfeng Wang, Chairman of Roan, commented, “We are excited to launch another JV targeting the lifestyle consumer sector to boost our competitiveness in the sector since we set up business travel service firm, Yijia Travel Digital Technology Co., in July. We continue to advance our strategies providing services for individual consumers and with the support from our partner Harvest, a China leading consumer rights and interests system operator, our new venture will allow us to connect and provide services for hundreds of millions of users. The JV will democratize consumer rewards system and digitalize marketing and consumer traffic for users as well as businesses, large and small.

“Harvest owns core technology and system that combines payment via cash and reward points. This payment solution-based service can be applied in different consumption scenarios that facilitate spending and increase consumer stickiness. So our cooperation with Harvest match perfectly to Roan’s overall growth strategies that center on personal and household retail financial consumption, culture and travel consumption, as well as healthcare-related consumer service sectors.

“Roan pivots cross-platform collaboration, technology empowerment, security and tries to combine industrial and financial resources to implement our platform-wide development strategies. To acquire key innovative technologies and systems has always been crucial in our overarching business mapping in culture, travel and healthcare ecosystem.”

About Shenzhen Harvest Business Limited Liability Co.

Shenzhen Harvest Business Limited Liability Co. is a leading digital solutions provider of consumer reward rights and interests system in China, offering services for real businesses, institutions, commercial service organizations, as well as providing technology modular design and operation support for consumer rights and interests used as payment substitutes.

Harvest has successively formed in-depth strategic cooperation with BWTON Technology – a subsidiary of CRRC and China UnionPay, Guolian Securities, Shenzhen Deep Unionpay Eps Financial Services, China Unicom Epay, Shanghai UnionPay, Webank, Hong Kong Shopping Festival Group, Ren Ren Le Group, China Life Insurance, HuaAn Insurance, China Information Technology, Shanghai Lansai Technology and other well-known enterprises. It has developed “dual channel system” and “business service system”, the two core technology patents and accumulated rich experience in commercialization with mature technologies. At present, Harvest services cover Suzhou, Wuxi, Changzhou, Shenzhen, Guangzhou, Hong Kong, Hangzhou, Chengdu, Chongqing, Xi ‘an and more than 40 other cities across China. For more information, please visit: https://www.365gl.com/

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a financial, insurance and healthcare related solutions company serving individuals and micro-, small- and medium-sized enterprises (“MSMEs”) in China. Roan provides health management, assets management, and insurance, healthcare and consumer financing services to employees of large institutions. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Guangzhou, Shaoxing, Urumqi and Tianjin. For more information, please visit: www.roanholdingsgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

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